UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-34722

PAA Natural Gas Storage, L.P.

(Exact name of registrant as specified in its charter)

333 Clay Street, Suite 1500, Houston, Texas 77002

(713) 646-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Explanatory Note: On January 13, 2014, a Form 15 was filed by PAA Natural Gas Storage, L.P. prior to the effectiveness of its Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-174590) (the “Registration Statement”), which Post-Effective Amendment No. 2 was filed on January 7, 2014. The Post-Effective Amendment No. 2 has become effective and the unsold securities registered for issuance under the Registration Statement have been deregistered. Accordingly, the purpose of this Amendment No. 1 is to withdraw the previous Form 15 filing with respect to the securities covered thereby and to replace such filing with this Amendment No. 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, PAA Natural Gas Storage, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 17, 2014	PAA NATURAL GAS STORAGE, L.P.

		By:	PNGS GP LLC, its general partner

		By:	/s/ Richard K. McGee
		Name:	Richard K. McGee
		Title:	Executive Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.